Setting A Course For A Strong Tomorrow

2004 SUMMARY
ANNUAL REPORT





MID • WISCONSIN
Financial Services

YOUR PARTNER WHEN DECISIONS MATTER





Table of Contents

2004 – A Year In Review

Dear Shareholders, Customers, Employees and Friends:



2004 was an excellent growth year for Mid-Wisconsin. Year-end assets reached a company record high of $410 million. This was an increase of $35 million over year-end 2003. Investments, loans, and deposits all attained record company highs.



420,000
400,000
380,000
360,000
340,000
320,000
300,000
2001
2002
2003
2004

Assets In Thousands

Net interest income after the provision for loan loss reached a company high of $13.9 million during 2004. During the four-year period from 2001 through 2004, the provision for loan loss expense reached a record low. This is a strong indicator of the excellent quality of the Bank's loan portfolio. This was accomplished during the same time frame that loans grew from $231.6 million to $284.1 million, an increase of over $50 million.



295,000
285,000
275,000
265,000
255,000
245,000
235,000
225,000
2001
2002
2003
2004

Loans In Thousands




700
600
500
400
300
200
100
0
2002
2003
2004
Provision For Loan Loss In Thousands

Total non-interest expense items were extremely well controlled in 2004. Overall non-interest expenses increased 2.5% over 2003. Income tax expense increased $649,000 in 2004. The increase of more than $1 million in pre-tax income compared to 2003 and the Bank's settlement of its tax dispute with the Wisconsin Department of Revenue were significant factors in the increased 2004 tax expense.

Net income increased 10.3% to $4.48 million from $4.06 million one year ago. Year-end Mid-Wisconsin Financial Services share price increased from $28.50 on December 31, 2003 to $34.00 on December 31, 2004. This represents a 19% increase over one year ago.


$36.00
$34.00
$32.00
$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
2001
2002
2003
2004
MWFS Share Price

Thank you to all shareholders, customers, and employees for your contributions to these results. Your continued commitment is the key to the ongoing success of Mid-Wisconsin.

Sincerely,

Gene C. Knoll
President/CEO

A Letter From Your Chairman:

With 2004 completed and a good start on 2005, we have a lot of great things to look back upon.

The overall performance of Mid-Wisconsin Financial Services continues to be very positive. As a company, we are growing and succeeding in the new markets that we have entered. This is by design.

In 2004, the Board embarked on a journey to build upon the existing strategic plan for Mid-Wisconsin. The group focused on long-term goals and partnered with the management team of the Bank to work through details. By playing an active role in strategic planning, we set a strong course for the company.

The Board has paved the road for the management team to take the overall strategic plans for Mid-Wisconsin and create results. The management team of our company will continue to point Mid-Wisconsin in the direction of success.

Some of the past year's focus has been based on positioning our company for a strong and successful future. New locations, new products, and new ways of doing business enhance our long-term position in the financial services industry.

I am proud to say that the efforts of the Board, Management Team, and employees of Mid-Wisconsin Bank are geared to enhance your shareholder value. Our focus is on long-term success.

Thank you for your continued confidence in Mid-Wisconsin Financial Services.



James Melvin
Chairman of the Board

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Mid-Wisconsin Financial Services, Inc.
Medford, Wisconsin

We have audited, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mid-Wisconsin Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004 (not presented separately herein), and in our report dated January 14, 2005, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



Wipfli LLP

January 14, 2005
Wausau, Wisconsin

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS – DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and due from banks	$ 12,566,937	$ 13,694,114
Interest-bearing deposits in other financial institutions	17,482	614,128
Federal funds sold	19,567,120	1,628,359
Securities available for sale – at fair value	81,081,597	77,988,188
Federal Home Loan Bank stock (at cost)	2,535,200	2,154,100
Loans held for sale	546,225	330,775
Loans receivable, net of allowance for loan		
losses of $2,820,034 in 2004 and $2,732,447 in 2003	281,321,188	266,372,637
Accrued interest receivable	1,553,887	1,613,617
Premises and equipment	6,185,311	5,596,313
Intangible assets	231,474	563,543
Goodwill	295,316	295,316
Other assets	4,914,768	4,373,457
TOTAL ASSETS	$410,816,505	$375,224,547

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
Non-interest-bearing deposits	$ 50,813,737	$ 39,949,256
Interest-bearing deposits	252,573,293	247,700,052
TOTAL DEPOSITS	303,387,030	287,649,308
Short-term borrowings	19,216,097	11,294,262
Long-term borrowings	49,000,000	40,000,000
Accrued interest payable	1,147,527	1,206,178
Accrued expenses and other liabilities	1,982,042	1,310,609
TOTAL LIABILITIES	374,732,696	341,460,357
Stockholders' equity:		
Common stock – Par value $ .10 per share:		
Authorized – 6,000,000 shares		
Issued & outstanding –1,703,577 shares in 2004 and		
1,685,550 shares in 2003	170,358	168,555
Additional paid-in capital	11,541,644	10,975,920
Retained earnings	24,028,311	21,714,225
Accumulated other comprehensive income	343,496	905,490
TOTAL STOCKHOLDERS' EQUITY	36,083,809	33,764,190
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$410,816,505	$375,224,547

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
Interest and dividend income:			
Loans, including fees	$16,692,806	$16,501,158	$17,068,344
Securities:			
Taxable	2,462,332	2,371,461	3,161,464
Tax-exempt	992,309	1,033,170	1,089,107
Other	90,177	55,922	66,030
TOTAL INTEREST AND DIVIDEND INCOME	20,237,624	19,961,711	21,384,945
Interest expense:			
Deposits	4,121,170	5,049,375	5,668,506
Short-term borrowings	309,118	150,790	388,432
Long-term borrowings	1,673,152	1,663,778	1,524,597
TOTAL INTEREST EXPENSE	6,103,440	6,863,943	7,581,535
Net interest income	14,134,184	13,097,768	13,803,410
Provision for loan losses	215,000	456,667	625,000
Net interest income after provision for loan losses	13,919,184	12,641,101	13,178,410
Non-interest income:			
Service fees	843,513	823,942	849,606
Trust service fees	752,671	707,633	642,737
Net realized gain on sale of securities available for sale	0	0	17,349
Investment product commissions	408,307	420,406	436,775
Other operating income	1,016,459	1,029,388	729,538
TOTAL NON-INTEREST INCOME	3,020,950	2,981,369	2,676,005
Non-interest expenses:			
Salaries and employee benefits	5,846,868	5,603,896	5,441,313
Occupancy	1,231,338	1,241,398	1,116,205
Data processing and information systems	398,625	413,002	418,096
Goodwill and purchased core deposit amortization	332,069	310,344	290,042
Other operating expenses	2,462,715	2,451,659	2,322,843
TOTAL NON-INTEREST EXPENSES	10,271,615	10,020,299	9,588,499
Income before provision for income taxes	6,668,519	5,602,171	6,265,916
Provision for income taxes	2,192,956	1,544,236	1,783,080
NET INCOME	$4,475,563	$4,057,935	$4,482,836
BASIC EARNINGS PER SHARE	$2.65	$2.41	$2.65
DILUTED EARNINGS PER SHARE	$2.64	$2.41	$2.65
CASH DIVIDENDS DECLARED PER SHARE	$1.28	$1.28	$1.28

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

SELECTED FINANCIAL DATA – YEARS ENDED DECEMBER 31
(Dollars in thousands, except per share amounts)

	2004	2003	2002	2001	2000
RESULTS OF OPERATIONS:					
Interest income	$20,328	$19,962	$21,385	$23,712	$24,216
Interest expense	6,103	6,864	7,582	11,317	12,911
Net interest income	14,135	13,098	13,803	12,395	11,305
Provision for loan losses	215	457	625	370	400
Net interest income after provision for loan losses	13,920	12,641	13,178	12,025	10,905
Non-interest income	3,021	2,981	2,676	2,425	2,303
Non-interest expense	10,272	10,020	9,588	9,118	8,658
Income before income taxes	6,669	5,602	6,266	5,332	4,550
Provision for income taxes	2,193	1,544	1,783	1,483	1,201
Net Income	$4,476	$4,058	$4,483	$3,849	$3,349
Return on average assets	1.16%	1.10%	1.30%	1.18%	1.07%
Return on average equity	13.01%	12.44%	14.56%	13.36%	11.74%
Equity to assets	8.78%	9.00%	8.75%	8.68%	9.45%
Net interest margin	4.03%	3.97%	4.43%	4.24%	4.02%
AVERAGE BALANCE SHEET:					
Loans net of unearned income	$276,755	$263,764	$243,597	$228,170	$225,308
Assets	387,216	367,412	344,815	325,261	314,318
Deposits	285,685	280,215	257,356	250,131	235,656
Stockholders' equity	34,397	32,618	30,790	28,806	28,520
ENDING BALANCE SHEET:					
Loans net of unearned income	$284,141	$269,105	$254,939	$231,649	$226,942
Assets	410,817	375,225	368,040	340,490	321,102
Deposits	303,387	287,649	274,492	258,401	244,691
Stockholders' equity	36,084	33,764	32,186	29,553	30,345
FINANCIAL CONDITION ANALYSIS:					
Total risk-based capital	13.11%	12.83%	12.69%	12.11%	13.17%
Net charge-offs to average loans	0.05%	0.16%	0.21%	0.16%	0.04%
Nonperforming loans to gross loans	0.42%	0.22%	0.85%	1.03%	1.11%
Efficiency ratio	57.96%	59.96%	56.05%	59.44%	61.34%
Fee revenue to average assets	0.41%	0.42%	0.43%	0.47%	0.46%
STOCKHOLDERS' DATA:					
Basic earnings per share	$2.65	$2.41	$2.65	$2.25	$1.85
Diluted earnings per share	$2.64	$2.41	$2.65	$2.25	$1.85
Book value per share	$21.18	$20.03	$19.11	$17.42	$16.75
Dividends per share	$1.28	$1.28	$1.28	$1.22	$1.20
Dividend payout ratio	48.3%	53.1%	48.3%	54.2%	64.9%
Average common shares outstanding–basic	1,689	1,685	1,692	1,707	1,814
Average common shares outstanding–diluted	1,690	1,685	1,692	1,707	1,814
Shareholders of record at year-end	770	773	838	818	803
STOCK PRICE INFORMATION					
High	$34.00	$29.00	$28.33	$26.00	$27.50
Low	28.50	27.25	26.00	20.12	21.50
Market Price at year-end (1)	34.00	28.50	27.25	26.00	22.00

(1) Market value at year-end represents the bid price.



Mid-Wisconsin Financial Services

Board of Directors

James Melvin
Chairman of the Board

Gene Knoll
President/CEO

Norman Hatlestad
Vice President

William Weiland
Secretary/Treasurer

Rhonda Kelley
Controller

PROVIDING A STRONG DIRECTION

The members of the Mid-Wisconsin Financial Services' Board of Directors bring a diversity of perspectives and backgrounds from their involvement with industries and service organizations. Their guidance helps set the course for the overall direction of the Company.

BOARD COMMITTEES:

(Numerical coding indicates committee assignments.)

1. Acquisition Committee
2. Loan Committee
3. Executive Committee
4. Trust and Investment Sales Committee
5. Audit Committee
6. Investment Committee
7. Stock Option Committee

Kim Gowey, DDS
Cosmetic & Implant Dentistry of Wisconsin
Served 5 years.
Committees: 1, 3, 4, 7

James Hager
Manager, Harmony Cooperative
Served 6 years.
Committees: 2, 7

Brian Hallgren
Vice President, B&B Engineering
Served 4 years.
Committees: 5, 6

Norman Hatlestad
President, Medford Auto Supply Inc./NAPA
Served 23 years.
Committee: 2

Kathryn Hemer
Family Nurse Practitioner, Medford Clinic
Served 6 years.
Committees: 4, 5, 6

Gene Knoll
President & CEO, Mid-Wisconsin Bank
Served 19 years.
Committees: 1, 2, 3 (non-voting member)

James Melvin
President, Melvin Companies
Served 12 years.
Committees: 1, 3, 6, 7

Kurt Mertens
Secretary/Treasurer, Loos Machine Inc.
Served 8 years.
Committee: 2

Robert Schoofs
Corporate General Manager, Weather Shield Mfg., Inc. & CEO of The Peachtree Companies, Inc.
Served 4 years.
Committees: 4, 5

(Years of service include those served on the Bank Board.)



"The great thing in this world is not so much where you stand, as in what direction you are moving."

– Oliver Wendell Holmes

Whether you are hiking the back country, navigating your vehicle uptown, or making decisions for your business – you need direction. These directions may come from a compass, map or a business plan. They are the directions that will point you down the road to success.

The direction of Mid-Wisconsin is chosen with tools that work similar to a compass, yet two things remain constant: We will never stand still, and we will always move toward our customers.

Throughout 2004, exciting new steps were taken toward our long-term goals and to provide new services to our customers. These steps follow a path that will lead Mid-Wisconsin to a strong and prosperous future.





Following The Highway 51 Corridor

In early 2004, we began setting plans into motion to expand our presence in the greater Wausau market. Mid-Wisconsin purchased a section of land along Rib Mountain Drive with the goal in mind of building a Professional Center.

Rib Mountain Drive has been a rapidly growing retail area for the Wausau market. The new location will be next to the Slumberland store and across from the Walmart complex. Traffic along this stretch of road reaches over 18,000 vehicles each day with more expected as the area continues to expand.



Groundbreaking took place in November and construction has been proceeding on schedule ever since. Mid-Wisconsin has partnered with Vue Point Architecture from Marshfield on the design of the two story structure. Huotari Construction from Medford is the general contractor on the project.

The building will be approximately 14,000 square feet. It will include office space for bank personnel, Trust and Investment personnel, a teller line, drive-up lanes, and a drive-up ATM. Rental space will also be available on the first and second floors of the building. The offices on Rib Mountain Drive are scheduled to open in July 2005.



In November 2004, Mid-Wisconsin began providing services to the Minocqua area, expanding our interest along the Highway 51 corridor. Office space is currently being leased in the 51 Centre professional building next to Williams Realty.



Limited services are being offered in this market, including commercial and real estate lending and certificates of deposit. As Mid-Wisconsin begins to tap the potential of this market additional services will be offered.

Our staff in Minocqua, David Flasch, Commercial Lender, and Dawn Knorr, Financial Services Specialist, are quickly becoming a part of the Minocqua community. They will continue to grow the new relationships of that area into becoming long-term partners of Mid-Wisconsin.



New Products Take A Different Direction

Excel Real Estate Services has been in operation for over a year and continues to provide appraisal services to the Mid-Wisconsin service area. Certified appraiser Kurt Gerrow has been working to fill the requests coming in from real estate lenders internally and from external sources. This service is rapidly growing into an important part of the Mid-Wisconsin menu of financial services.



Throughout 2004, the staff of Excel has been preparing to expand into title insurance services. Training and licensing have been completed, and title insurance is now being offered through Stewart Title.

As plans progress, Excel Real Estate Services will add more valuable services with the goal of becoming a premier "one-stop" shop.

Mid-Wisconsin is moving in the right direction to help customers save money. In November 2004, the new ***in-house check printing system*** *was installed. With this system, Mid-Wisconsin does not need to depend on the delivery schedules or pricing of outside vendors.*



The ACOM system Mid-Wisconsin is using allows Personal Bankers to enter a check order electronically from any location. Check orders are then processed by staff in Medford and delivered back to the locations for the customers.

In-house checks are processed and sent to the customer faster than was possible through an outside vendor. Pricing is competitive with non-financial institution check providers such as Current. Currently personal checks are being produced, and business checks will be available in early 2005.

2004 brought about a regulation change that allows us to help keep some of our customers on the road to good health. When ***Health Savings Accounts (HSAs)*** *were established, many consumers saw a way to have affordable health insurance for their employees or families.*



id-Wisconsin was one of the first community banks in our area to offer HSAs to our customers. Through our Trust and Investment Center, we can offer the Qualified High Deductible Health Plan to individuals or businesses. The Bank has established the corresponding deposit account – the true health savings account.

Since July 2004, staff from the Trust and Investment Center and the Bank have been making joint calls to businesses to educate them on the benefits of HSAs. This process has resulted in a number of new accounts. As businesses and individuals learn more about HSAs, we will see more growth in this area.

It has been a goal every year to continue in the direction of making business more convenient for our customers. That goal has taken us down two different roads to new products - ***Business Debit Cards and Online Cash Management.***

The new business debit card offered through VISA provides this group the same convenient access to their funds that individuals have been receiving for years. They also receive a number of additional benefits as business owners.

In December, a new Internet based Online Cash Management program was installed. The new cash management system can be accessed from any PC with Internet access, has increased functionality, and is very easy to use.

Business Debit Card Benefits

- Purchases wherever VISA is accepted
- Purchase Security Extended Protection
- Emergency Card & Cash
- Lost/Stolen Card Reporting
- Travel & Emergency Assistance
- Auto Rental Collision Damage Waiver
- Liability Waiver Program

The Changing Direction Of Regulations

Financial services continues to be a highly regulated industry, and changes made in 2004 highlight that fact. Check 21 is encouraging many financial institutions to change the way they do business.

Check 21 allows banks to replace original paper checks with "substitute checks" that are made from digital copies of the originals. It was created to reduce the time, risks and costs associated with paper check processing. Currently, checks travel on trains, planes and automobiles during the clearing process. With Check 21, banks will be able to send digital images of checks electronically, eliminating the need to physically transport paper checks between banks.

Mid-Wisconsin is in a great position for Check 21. We have been capturing images of our checks for the past 6 years and have many systems already in place to help us transfer information electronically. We continue to educate our customers on how Check 21 and the changes in processing will affect their accounts.


0106
$
Dollars



The Road That Lies Ahead

Looking back over the past year, Mid-Wisconsin has accomplished many things that strengthen our position in our markets and our industry. Now we must look forward to what lies ahead.

It is our goal to grow as an organization – simply put – we cannot stay where we stand now and continue to be successful. We will grow through expanding relationships in all of our existing markets, but must also focus on new market expansion. The keys to our success on this journey will be research and careful planning.

To grow Mid-Wisconsin, we must continue to research and develop new product offerings that reflect the needs of our customers. Financial services remains a competitive and ever changing industry – we must be proactive in what we offer to those we serve.

Our course forward is guided not only by the Board, but also by the full management team. They are charged with the task of ongoing strategic planning to reach our short- and long-term goals.



Joe Wolf, Phillips; Len Hamman, Medford; Dan Kwosek, Neillsville; Leif Christianson, Information Technology; Jim Tracey, Audit; Dave Tylinski, Human Resources; Dean Lindner, Loan Operations; Gene Knoll, CEO; Sue Wellnitz, Rhinelander; Vicky Fischer, Colby; Jennifer Norman, Marketing; Mary Sarver, Bank Investments; Bill Weiland, EVP; Sandy Behling, Rib Lake; Sandy Lukas, Deposit Operations; Rhonda Kelley, Controller; Jim Berndt, Weston; Dawn Schupp, Call Center; Lyonel Wisnewski, Trust & Investment Center



"We advance on our journey only when we face our goal, when we are confident and believe we are going to win out."

– Orison Swett Marden

FAIRCHILD SOFTBALL ASSOCIATION
Fairchild, Wis.

FRIENDS OF CROSS COUNTRY COMMUNITY ORGANIZATION
Phillips, Wis.

PHILLIPS AREA AQUATIC FOUNDATION INC.
Phillips, Wis.

TAYLOR COUNTY AMERICAN LEGION BASEBALL
Rib Lake, Wis.

ABBOTSFORD FIRE DEPARTMENT
Abbotsford, Wis.

CENTER FOR THE VISUAL ARTS
Wausau, Wis.

JUNIOR ACHIEVEMENT OF MARATHON COUNTY
Wausau, Wis.

GREEN GROVE ATHLETIC FIELD INC.
Curtiss, Wis.

TOWN OF HOLTON WAR VETERANS MEMORIAL COMMITTEE
Abbotsford, Wis.

ONEIDA CTY HOME & COMMUNITY EDUCATION ASSOCIATION
Rhinelander, Wis.

COLBY SOFTBALL FIELD
Dorchester, Wis.



SCHOOL DISTRICT OF RHINELANDER
Rhinelander, Wis.

MEDFORD DANCE TEAM
Medford, Wis.

IDEA FOUNDATION OF COLBY INC.
Colby, Wis.

JUNIOR ACHIEVEMENT
Neillsville, Wis.

MEDFORD CURLING CLUB
Medford, Wis.

PARENT RESOURCE CENTER
Medford, Wis.

MEDFORD CLUB STORM
Medford, Wis.

The Mid-Wisconsin Foundation gives us the opportunity to assist our communities on the road to their goals. Our commitment to charitable giving by supporting the groups and projects that define the great cities and towns we are a part of will not waver. Over the past year, grants totaling $17,150 were awarded. The total amount given back to our communities is $144,800 since the Foundation was started.

As the Mid-Wisconsin market has grown, more grant applications have been received. With the expansion into new markets, the Foundation Board looks forward to new opportunities to support those that support us.

1897 CLARK COUNTY JAIL MUSEUM
Neillsville, Wis.

LEGION POST #73
Neillsville, Wis.

NEILLSVILLE FIRE DEPARTMENT
Neillsville, Wis.

NORTHWOODS ARCHERS INC.
Medford, Wis.

PRENTICE VOLUNTEER AMBULANCE SERVICE
Prentice, Wis.

NEILLSVILLE HOCKEY ASSOCIATION
Neillsville, Wis.

PHILLIPS SKATE PARK
Fifield, Wis.

SOJOURN BEARS
Rhinelander, Wis.

MEDFORD GIRLS SOFTBALL BOOSTER CLUB
Medford, Wis.

PHILLIPS AREA YOUTH FOOTBALL/CHEERLEADING
Phillips, Wis.

HUMANE SOCIETY OF MARATHON COUNTY
Wausau, Wis.

EQUAL OPPORTUNITY EMPLOYER

It is the policy of Mid-Wisconsin to provide equal employment opportunities without regard to race, color, religion, sex, age, or national origin. This policy relates to all phases of employment including, but not limited to, recruitment, employment, placement, upgrading, demotion or transfer; recall and termination; rates of pay or other forms of compensation and selection for training; use of all facilities and participation in all Mid-Wisconsin sponsored employee activities.

FORM 10-K

A copy of Mid-Wisconsin Financial Services, Inc. Annual Report to the Securities and Exchange Commission (Form 10-K for the year ended December 31, 2004) may be obtained, without charge, by sending a written request to William A. Weiland, Secretary/Treasurer, Mid-Wisconsin Financial Services, Inc., 132 W. State St., Medford, WI 54451.

MID-WISCONSIN FINANCIAL SERVICES, INC. STOCK SYMBOL

NASD OTC BB: MWFS.OB



MID • WISCONSIN
Financial Services

132 West State Street Medford, WI 54451
800 - MID - WISC (643-9472)
www.midwisc.com